SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY
Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80 Company Registry (NIRE): 35.3000.1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo (“Company” or “Sabesp”) hereby informs its shareholders and the market in general that, on November 21, 2022, it received Official Letter 1304/2022-SLS (“Official Letter”), issued by B3 S.A. – Brasil, Bolsa, Balcão, transcribed as follows:

“November 21, 2022 1304/2022 – SLS

Companhia de Saneamento Básico do Estado de São Paulo

Attn. Osvaldo Garcia

Investor Relations Officer

Re: Request for clarification on atypical fluctuation
Dear Sir/Madam,

Given the latest fluctuations in the price of the company’s securities, the number of trades and the trading volume, as shown below, we hereby request you to inform, by November 22, 2022, if you are aware of any fact that can justify these fluctuations.

Common Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Avg.	Closing	Variation %	No. of Trades	Amount	Volume (R$)
November 7, 2022	58.78	57.66	59.48	58.13	58.12	-2.56	17,797	3,964,500	230,461,646.00
November 8, 2022	57.84	56.85	58.69	58.09	58.40	0.48	14,888	3,380,600	196,390,821.00
November 9, 2022	58.22	57.00	59.06	57.80	57.68	-1.23	13,684	2,956,400	170,887,685.00
November 10, 2022	57.29	55.00	57.45	55.68	55.42	-3.91	25,458	5,690,400	316,850,641.00
November 11, 2022	56.00	55.36	57.89	56.63	56.60	2.12	31,213	6,613,600	374,528,271.00
November 14, 2022	57.25	56.44	58.37	57.68	57.82	2.15	17,365	3,750,800	216,356,686.00
November 16, 2022	57.83	56.31	58.27	57.09	57.00	-1.41	30,082	5,561,800	317,503,116.00
November 17, 2022	55.90	53.44	56.00	54.37	55.11	-3.31	33,387	7,946,200	432,018,159.00
November 18, 2022	55.69	54.67	55.80	55.29	55.21	0.18	16,831	4,031,000	222,889,939.00
November 21, 2022*	56.35	56.27	59.19	58.10	59.19	7.20	28,581	6,226,700	361,796,120.00

*Last updated at 5:11 p.m.”

In response to the Official Letter, the Company clarifies that it is not aware of any material facts or acts that could justify potential atypical fluctuations in the price of its securities, the number of trades, and the trading volume of shares issued.

The Company will keep the market duly informed of any information that should be disclosed pursuant to the applicable regulation.

São Paulo, November 22, 2022.

Ricardo Daruiz Borsari

Metropolitan Officer

In Charge of the Economic-Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 22, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.